April 11, 2022

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Deletion of Form N-8A Filing

PIA Variable Life Account I (CIK 0001910169)

Form N-8A (Accession No. 0001193125-22-093325)

Commissioners:

On behalf of PIA Variable Life Account I (the “Separate Account”), we hereby request that the SEC Staff delete the above-referenced Form N-8A filed by the Separate Account on April 1, 2022 from EDGAR for the reasons set forth below.

The Separate Account was established by The Penn Insurance and Annuity Company (“Penn Insurance”) on March 10, 2021 for the purpose of funding variable life insurance policies issued by Penn Insurance. The Separate Account is a “separate account” of Penn Insurance as defined in Section 2(a)(37) of the Investment Company Act of 1940, and Penn Insurance is the depositor and sponsor of the Separate Account. On March 12, 2021, the Separate Account filed Form N-8A (File No. 811-23646) to register itself under the Investment Company Act of 1940. Concurrently with the filing of Form N-8A, the Separate Account filed a Registration Statement on Form N-6 (File No. 333-254206) to register variable life insurance policies (to be funded by the Separate Account) under the Securities Act of 1933. On July 2, 2021, the Separate Account filed Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, which was declared effective by the SEC on July 15, 2021. In connection with the foregoing, the Separate Account also filed financial statements on Form N-VPFS on July 2, 2021.

When the Separate Account began preparing its annual report on Form N-CEN, it came to its attention that the foregoing filings were erroneously submitted under Penn Insurance’s CIK (0000930665) rather than the Separate Account’s CIK (0001910169). Specifically, the Separate Account attempted to file its Form N-CEN on a timely basis before March 16, 2022, under its CIK, but the EDGAR system rejected the submission. On March 16, 2022, the Separate Account filed Form 12b-25 (under Penn Insurance’s CIK) to extend the deadline for filing Form N-CEN. Since that time, we have had numerous discussions with the SEC Staff and we have been working diligently, in concert with the SEC Staff, in trying to resolve the underlying problem and we have been making every effort to submit all required filings in a timely manner.

In concert with the SEC Staff, the Separate Account filed a new Form N-8A (File No. 811-23788) under its CIK on April 1, 2022 to align its Investment Company Act of 1940 registration with the appropriate CIK. However, filing the new Form N-8A did not resolve the underlying filing problem which prevented the Separate Account from properly submitting its annual report on Form N-CEN, its filing fees on Form 24F-2, and other filings related to the registered variable life insurance policies and the Separate Account under the Separate Account’s CIK in EDGAR. The Separate Account has not made any filings under the new 1940 Act File Number (File No. 811-23788).

Pursuant to further discussions with the SEC Staff, we requested that the SEC Staff move each of the erroneous filings to the Separate Account’s CIK. This request was filed as correspondence via EDGAR on April 11, 2022 under Penn Insurance’s CIK (Accession No. 0001193125-22-101294). In connection with the foregoing request, we hereby request that the new Form N-8A (File No. 811-23788) filed by the Separate Account on April 1, 2022 (Accession No. 0001193125-22-093325) be deleted from EDGAR.

Thank you for your thoughtful consideration of this request. If you have any questions, please contact our counsel Dodie Kent at (212) 389-5080.

Sincerely,

Richard M. Klenk, FSA, MAAA

Chief Financial Officer of Life Insurance and Annuities